Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

November 18, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan, Legal Branch Chief
Karen Ubell, Staff Attorney
Bryan Pitko, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Sasha Parikh, Staff Accountant

Re:	Vital Therapies, Inc.
Registration Statement on Form S-1
Registration File No. 333-191711

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), as representative of the several Underwriters, we hereby join in the request of Vital Therapies, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 PM Eastern Time on November 20, 2013, or as soon thereafter as practicable or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, as representative of the several Underwriters, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 6, 2013:

(i)	Dates of distribution: November 6, 2013 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

(iii)	Number of prospectuses furnished to investors: approximately 535

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 1,207

As representative of the several Underwriters, we have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC Acting severally on behalf of itself and the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jill Ford
Name: Jill Ford
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]